Exhibit 1

FOR IMMEDIATE RELEASE	27 OCTOBER 2017

WPP PLC (“WPP”)

WPP invests in digital content company Fatherly in the US

WPP announces that it is taking a minority stake in IR Media Ventures Corp. (“Fatherly), a digital media company producing content for millennial parents in the US.

Fatherly’s advertising and branded-content clients include Johnson & Johnson, Mattel, Inc. and the New York Life Insurance Company. Fatherly is based in New York and employs approximately 40 people. It was founded in 2015. Other investors in the Series A round include BDMI, the investment arm of Bertelsmann, Crosslink, Lerer Hippeau Ventures, SoftTechVC and the United Talent Agency.

Fatherly has worked with over 100 brands to date, developing and distributing native advertising, custom videos and custom branded content. It has created franchise series such as “940 Weekends,” which is a reference to the number of weekends parents have to spend with their children between birth and the age of 18, “My Father The…,” a series of interviews with the sons and daughters of famous men, and its upcoming “Father of the Year” awards.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Gimlet, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mic, Mitú, Refinery29, Uproxx Media Group and VICE.

WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-off from Carnegie Mellon University), Marketplace Ignition (Amazon-focused ecommerce), Medialets (mobile ROI measurement), Pierry (Salesforce-focused consultancy), Salmon (e-commerce), The Cocktail (digital consultancy) and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, Celtra (creative management platform), comScore (data investment management), mySupermarket, Percolate, ScrollMotion and Within Unlimited (VR/AR).

WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. Digital represented 41% of WPP’s revenues as of June 30, 2017. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Kevin McCormack, WPP        +1 (212) 632 2239